SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆ *

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

KAI SUN

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

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June 23, 2022

VIA EDGAR

Ms. Susan Block

Mr. John Stickel

Mr. John Spitz

Mr. Ben Phippen

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	AMTD Digital Inc. (CIK No. 0001809691)

Registration Statement on Form F-1 (Registration No. 333-256322)

Dear Ms. Block, Mr. Stickel, Mr. Spitz, and Mr. Phippen,

On behalf of our client, AMTD Digital Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 22, 2022 on the Company’s Amendment No. 13 to registration statement on Form F-1 filed on June 10, 2022 (the “Staff Letter”). Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 14 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

The Company respectfully advises the Staff that the Company, together with the underwriters, plans to file the joint acceleration requests as soon as the Staff’s comments are cleared. The Company would appreciate the Staff’s continued assistance to help the Company meet its goal.

U.S. Securities and Exchange Commission

June 23, 2022

Comments in the Staff Letter

The Staff’s comments from the Staff Letter are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing each of the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 13 to Registration Statement on Form F-1

Cover Page

1.

We note your revised disclosure that the PRC government’s significant authority to intervene or influence the Mainland China operations of an offshore holding company at any time could limit your ability to transfer or use your cash outside of Mainland China. Please revise to clarify that the PRC government’s significant authority to intervene or influence an offshore holding company at any time could limit your ability to transfer or use your cash outside of Mainland China and Hong Kong, or revise to indicate that the PRC could limit your ability to transfer or use your cash outside of China. Similarly revise at pages 10, 11, 22 and 23, and throughout, as applicable.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 10, 11, 22, 23, and 28 of the Registration Statement.

Index to Consolidated Financial Statements, page F-1

2.

Please update your financial statements and related disclosures throughout your registration statement as required by Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit in accordance with Instruction 2 to Item 8.A.4.

In response to the Staff’s comment, the Company has provided a representation letter as Exhibit 99.5 to the Registration Statement in accordance with Instruction 2 to Item 8.A.4.

*    *     *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

Enclosures

cc:	Frederic Lau, Director and President, AMTD Digital Inc.

Mark Chi Hang Lo, Chief Executive Officer, AMTD Digital Inc.

Xavier Ho Sum Zee, Chief Financial Officer, AMTD Digital Inc.

Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP